UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549



                               FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Cyberlux Corporation
--------------------------------------------------------------------------
             (Name of Small Business Issuers in its charter)


             Nevada                               91-2048978
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(State of other jurisdiction of    (I.R.S. Employer Identification Number)
 incorporation or organization)


             50 Orange Road
              PO Box 2010
       Pinehurst, North Carolina                      28370-2010
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(Address of principal executive offices)              (Zip code)



Issuer's telephone number: (910) 235-0066


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered


--------------------------------------------------------------------------


--------------------------------------------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,014,748 issued and outstanding as of the most practicable date.


/1/


                             TABLE OF CONTENTS

                                                                      Page

 Part I

  Item 1.  Description of Business                                      3

  Item 2.  Management's Discussion and Analysis and Plan of Operation   9

  Item 3.  Description of Property                                     10

  Item 4.  Security Ownership of Management                            10

  Item 5.  Directors and Executive Officers                            12

  Item 6.  Executive Compensation                                      13

  Item 7.  Certain Relationships and Related Transactions              14

  Item 8.  Description of Securities                                   14


 Part II

  Item 1.  Market for Common Equity and Related Stockholder Matters    16

  Item 2.  Legal Proceedings                                           17

  Item 3.  Changes in and Disagreements with Accountants               17

  Item 4.  Recent Sales of Unregistered Securities                     17

  Item 5.  Indemnification of Directors and Officers                   19


 Part F/S

  Item 1.  Financial Statements                                        20


 Part III

  Item 1.  Index to Exhibits                                           29

           Signatures                                                  30


/2/


                   Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract, maintain and integrate internal management, technical information and management information systems;

  2. Our ability to remain abreast of trends in the optoelectronics industry;

  3. The level of acceptance of our products by retail merchants and their respective customers; and

  4. Our ability to address potential additional capital requirements.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

  We were formed as a Nevada Corporation on May 17, 2000 under the name Cyberlux Corporation. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules and regulations.


/3/


  Our management founded the Company to design, develop, manufacture, market and sell advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements. Although the diode illumination industry is in its infancy, these lighting systems offer the potential to make continued advancements in illumination technology. Light emitting diodes (LEDs) consume 90% less energy than their incandescent or fluorescent counterparts to produce a comparable lumen output. A "lumen" is a unit of measure used to determine light intensity. We believe that in electrochemical (battery powered) applications, this decrease in energy consumption positions our lighting solutions as a much more durable and reliable lighting source than other alternatives. In standard electrical current applications, the calculated life of diodes as lighting elements is over ten years versus hours for traditiona1 incandescent or fluorescent bulbs. The performance characteristics of diminutive energy consumption and extended life have prompted LED implementation in traffic lights and brake lights, and to a lesser degree in our area of focus, diode illumination.

B.   Business of Issuer

  (1)  Principal products and principal markets

  In April 1999, Research Econometrics, LLP, began an investigative research study for a new long-term interim lighting system to be used during power outages. Research Econometrics is a limited liability partnership in which the president of Cyberlux Corporation, Donald F. Evans, was a partner.

  During the course of the research study, the newly developed bright white diode was discovered, which served to validate the intent of the study, as an economical solution to long-term battery powered interim lighting systems. Subsequently, Cyberlux Corporation was formed to pursue development of diode illumination products. Research Econometrics Partners founded Cyberlux and received stock therein in return for assignment of research data and a provisional patent (see Recent Sale of Unregistered Securities page 17).

  The reliable manufacture of Cyberlux designed products requires the coordination of resources to provide detailed working drawings to tool manufacturers for injection molded parts and optics; precise circuitry diagrams to receive diodes, resistors and capacitors into the electronics platform; source identification for volume supplies of batteries and diodes; packaging considerations for presentation of product and corresponding dimensions of containment's for shipping and display; and an experienced contract assembly organization with an extensive infrastructure capable of collation of all component parts, assembly, testing, packaging and inventory of the finished product(s).

  During the Fall of 2000, Cyberlux identified Shelby County Community Services (SCCS), Shelbyville, Illinois, as a contract manufacture and assembly organization that was well positioned to meet our requirements. SCCS has over a decade of successful performance on behalf of Fortune 100 companies and represented the quality of management, performance and fiscal stability that Cyberlux sought to employ in the production process.

  We entered into a Proprietary Product Manufacturing Agreement with SCCS (see Exhibit 10a) on April 24, 2001 that provides for the purchase of all component parts for our products by SCCS; conformance of parts acquired to Cyberlux specifications; exact assembly of parts in accordance with schematics; verified accountable tests of each unit prior to packaging; individual-packaging; finished goods inventory warehousing; palletized shipping containment's per purchase orders; and loading for shipment FOB Shelbyville. Cyberlux has agreed to pay SCCS 112% of the costs associated with production of finished products within thirty days of the shipment date.


/4/


  SCCS coordinates materials inventory with Cyberlux approved vendors based upon purchase orders or blanket orders for products. Robrady Design, Inc., our industrial design firm, is instrumental in providing detailed working drawings for injection molded parts to tool manufacturers in the US and abroad. We have retained International Consolidated Technologies (ICT), an Illinois corporation headquartered in Casey, Illinois, to produce multi-cavity steel molds and temporary molds required for proprietary injection molded parts. The molds will be manufactured at ICT's plant in Korea and the component part manufacture will occur in Casey, IL, which is within 35 miles of the SCCS assembly operation in Shelbyville, IL.

  Similarly, the engineering firm of TKJ, Inc. in Northbrook, Illinois manages our proprietary circuitry design. TKJ, Inc. has engaged an integrated circuit board contract manufacturer, Controls, Inc., Logansport, Indiana, to manufacture the electronic platforms to precise specifications. Although the boards are rigidly tested prior to shipment to Shelbyville, SCCS will test each board on receipt consistent with the quality assurance protocols established by Cyberlux.

  TKJ, Inc. has negotiated diode supply agreements with Nichia and others. SCCS has been delivered an agreement provided by Cyberlux wherein Rayovac supplies AA alkaline batteries to SCCS for $.152 per unit, FOB Shelbyville, IL. The agreement with Rayovac provides for certain cooperative advertising arrangements and the blister packaging of eight individual batteries for subsequent insertion into a packaging cavity in the Cyberlux Home Safety Light retail box.

  (2)  Distribution methods of our products

  We have targeted distribution of our initial product, the Home Safety Light, to home improvement chain retailers, which have historically experienced a high volume flow of consumers, many of whom may be classified as opportunistic buyers. Although the consumer may be in the store for a specific item, if the retailer in a prominent position features a new product, the consumer is inclined to evaluate its merits. By researching locations in the various stores, we feel that our initial product will get the most exposure in the home safety section that displays products, which concentrate on items such as fire alarms, child protection products and other items that protect homeowners from potential dangers in the home. We recognize these markets as the optimum entry point for introduction of the Cyberlux Home Safety Light to be followed by a broader market exposure in the mass-market chain stores.

  During the Spring of 2001, we had an opportunity to show design illustrations of the Home Safety Light to certain sales representatives that routinely call on the leading home improvement warehouse chains. We entered into an agreement with Hynes, Inc. as a strategic marketing partner for product launch and focused sales support. Hynes, Inc. is a sales organization founded in 1939 to represent manufacturers to retail chain stores, which include Lowe's and Home Depot. Hynes maintains sales offices from Maine to Florida west to Texas and Oklahoma. Their experienced staff is highly respected by buyers who are familiar with the professional services provided by Hynes and the reliability of the products they represent. Hynes will also service the accounts, process orders electronically and coordinate tracking of deliveries through real time communications with Cyberlux and SCCS.

  We are positioned to go to full production of the Home Safety Light on completion of the injection molds in January, 2002. These molds provide the proprietary component parts, which in conjunction with the proprietary circuit board and battery pack, complete the finished product. Our objective is delivery to the first purchase orders in early 2002.

  We intend to introduce the Home Safety Light through a national home improvement warehouse chain by placing the product in display containers holding 18 to 24 units per container. Our initial


/5/


concentration will be in approximately 250 stores located in the States of Virginia, North Carolina, South Carolina,
Georgia and Florida.

  The anticipated placement of approximately 250 displays will require initial production of 12,000 Home Safety Lights. Based upon consumer acceptance and resulting reorders, we have made provisions to produce up to 80,000 units per month at the SCCS facilities. We have undertaken other marketing initiatives with SCCS, a not-for-profit quasi-government entity, which will introduce the Home Safety Light in a different format to the Federal Emergency Management Agency (FEMA), the Department of Defense (DOD) and comparable state, county and municipal emergency service organizations.

  We have retained an advertising and public relations firm, T. Franzen, Inc., which will initiate a campaign in January 2002 to create interest in and educate potential consumers to the merits of the Cyberlux Home Safety Light. Although the central advertising message is product benefit to the consumer, the underlying emphasis is the identity of Cyberlux as a leader in diode illumination or applied optoelectronics. This approach is designed to educate the consumer to identify Cyberlux as a brand name that will support interest in new products.

  (3)  Status of any announced new products

  The Cyberlux Home Safety Light is a portable fixture that may be hand-held, placed on a level platform in a horizontal or vertical plane, or suspended by a wall-mounted hook to broadcast a blanket of light. The fixture, patent pending, is designed to produce three levels of light; level one activates 4 amber diodes which serve as a locator or night light; level two disengages the amber diodes and activates 6 white diodes which produce a reading level light; and level three engages all 10 diodes to produce an intense space light for room, corridor or stairwell illumination.

  The circuitry design of the Cyberlux Home Safety Light contributed to the development of a second-generation product, Cyberlux Wireless Interim Lighting System (CWILS), which is currently in the design and testing stage. CWILS is a permanently installed system comprised of three light fixtures and one radio frequency (RF) transmitter. The circuit board in each of the fixtures contains an RF receiver that is activated by a signal from the RF transmitter that is plugged into an electrical wall outlet in a home or business. When the power that activates the wall outlet is interrupted (as in a power outage), the RF transmitter sends a signal to the three fixtures, which illuminates the diodal lighting elements thereby providing a bright blanket of light to the space in which the fixture is installed. The CWILS product is forecast for introduction to retail sales during the second quarter of 2002.

  (4)  Industry background

  Our Company was born from an investigative research study designed to identify a new approach to the development of an electrochemical (battery powered), portable, interim lighting system capable of providing safe illumination for extended periods of time to property owners deprived of electrical service caused by power outages. Although power outages have come to be a recurring phenomenon due to anomalies in electrical service distribution networks, the focus of the initial study was on disruptions caused by severe storm activity along the Atlantic and Gulf States' coastlines and the corresponding affected inland electrical grids. The National Weather Service labels annual storm activity as the "Hurricane Season", which is officially monitored from June 1st to November 30th each year. Other deficiency outages not related to weather have been labeled by the press as "rolling blackouts".

  The loss of electrical power related to tropical and subtropical storms can be wide spread and cover extensive regional segments surrounding the matrix of the storm. It is the pervasive incidence of power outages that identified the need for a reliable, durable, safe and economical interim lighting system for


/6/


property owners and the general population in areas affected by these seasonally severe weather systems. The research conducted to identify an optimum interim lighting system led to the discovery of a new illumination technology (optoelectronics). We plan to implement this technology through the development of diode illumination fixtures for domestic, commercial and industrial applications. Management has identified several opportunities where our optoelectronic technology can be introduced as a cost effective solution for antiquated, expensive and unreliable lighting systems currently in use. The introduction of our Cyberlux Home Safety Light is an example of our advanced illumination technology. We hope that this will establish us as an innovative leader in the industry.

  (8)  Regulation

  Our advertising and sales practices concerning the Home Safety Light and the Wireless Interim Lighting Systems are regulated by the Federal Trade Commission and state consumer protection laws. Such regulations include restrictions on the manner that we promote the sale of our products. While we believe that we comply with these regulations in all material respects, we cannot guarantee that we have not violated these regulations in connection with the manufacture and distribution of our products.

  (9) Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing the conduct of business operations in general. We are not aware of any pending government regulations that may adversely affect our business.

 (10) Research and development activities

  The Cyberlux Wireless Interim Lighting System (CWILS), referenced in sub section (3) above, is an example of ongoing research into several applications for our technology. Other products that have been positioned for design and testing are battery powered trade show display lighting elements; navigational lighting for small craft; sealed lighting elements for miner's helmets; and replacement lighting elements for hard-wired outdoor walkway, parking lot or landscape illumination systems.

  (12) Employees

  We currently have five full time employees. Our employees are primarily at the executive level based upon our role in coordination of outsource contracts for manufacturing and other production considerations. Currently, there exist no organized labor agreements or union agreements between Cyberlux and our employees. However, we have employment agreements with the following executive officers: Donald F. Evans, President (see
Exhibit 10b), Alan H. Ninneman, Senior Vice President (see
Exhibit 10c) and John W. Ringo, Secretary and Corporate Counsel (see Exhibit 10d). We believe that our relations with our employees are good.

C.   Reports to Security Holders

  Our annual report will contain audited financial statements. We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request. We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission. Before this form was filed, we had filed no other forms with the SEC. We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.


/7/


  The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site is www.sec.gov.

  (13) Dependence on Key Personnel

  The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, Senior Vice President for Operations, Treasurer/Chief Financial Officer and Secretary/Corporate Counsel. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations.



         [Balance of this page intentionally left blank]


/8/


Item 2.     Management's Discussion and Analysis

  When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) For the period May 17, 2000 (inception) through September 30, 2001, we did not generate revenue from sales or other sources. During this development stage, we pursued capital accumulation through debt and equity financing and development of the Cyberlux Home Safety Light. During the ensuing twelve months of operation we intend to:

  1. Complete the tools (molds) necessary for production of component parts;

  2. Hire mid-level management personnel and support staff; and

  3. Develop relationships with retail outlets to distribute and market our products.

  We cannot guarantee that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. The Company's officers and directors loaned $129,502 to the Company. The notes bear interest at 10% and are due June 30, 2002. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

       Classification            Fixed/Variable        Ability to Control
       --------------            --------------        ------------------
Employee Wages and  Benefits    Salary = Fixed       Can reduce through lay
                                Hourly = Variable    off of personnel

Subcontractor Expense           Fixed                Can reduce through
                                                     discontinuation or
                                                     restructuring of
                                                     agreements

Accounting and Legal Expenses   Variable             May increase as Company
                                                     becomes fully reporting

Building Rental Expense         Fixed                Little control over,
                                                     per agreement

Utilities                       Variable             May fluctuate due to
                                                     seasonality

Business Insurance              Fixed                Will increase if `Key
                                                     Man" life insurance is
                                                     obtained

Misc. Office Supplies           Variable             Can control through
& Shipping                                           reduced office supply
                                                     requisitions, negotiating
                                                     alternative shipping
                                                     solutions


/9/


  To fund ongoing fiscal 2002 operations, we will need to begin to generate revenues to fund our operations and provide for our working capital needs. If we are unable to generate sufficient revenues, we may need to obtain additional funding through a public or private offering of equity or debt. In the meantime, our officers and directors plan to advance funds to us on an as-needed basis, although there is no definitive or legally binding agreement to do so. We have no arrangements or agreements to obtain funding, and we cannot assure you that such financing will be available on reasonable terms, if at all. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than we currently have; and

  3. We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

  Our corporate headquarters are located at 50 Orange Road, Pinehurst, North Carolina 28374. The office space is defined as the 12' by 14' office located at the northeast corner of the property situated at 50 Orange Road, Pinehurst, North Carolina 28374 and adjacent common spaces consisting of restroom facilities, storage closets and conference room access. Equipment consists of two telephone units; two calculators; one HP printer, copier, fax; one IBM typewriter; one IBM computer with CTX color monitor and Logitech keyboards. Furniture and fixtures consist of two leather executive swivel chairs; two executive desks; two 2 drawer file cabinets; one lateral file cabinet; one cherry wood storage cabinet; one steel typewriter table; two brass banker's lamps, two extended halogen task lamps and various desk top appurtenances.

  Research Econometrics, LLP, provides these facilities to Cyberlux at a cost of $650 per month. The managing partner of Research Econometrics, LLP, Carothers H. Evans, is the son of Donald F. Evans, president of Cyberlux. The leasing terms represent a fully negotiated contract price between two unrelated parties at an arms length transaction. According to the Sublease Agreement, as of July 1, 2000 the space is rented on a month-to-month basis continuing until such use and enjoyment is terminated by either party on thirty days notice in writing. Our management believes that suitable expansion space is available to meet our future needs at commercially reasonable terms, if required.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of September 30, 2001,
certain information regarding the beneficial ownership of our common stock by:


/10/


  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2. Each of our director and executive officers and

  3. All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


   Name and Address of                Shares               Percentage of
    Beneficial Owner            Beneficially Owned       Shares Outstanding
------------------------      ----------------------     ------------------
Donald F. Evans               875,000 @ $0.001/share             25%
Fifty Orange Road             380,000 @ $0.065/share1
Pinehurst, NC 28374

David D. Downing              400,000 @ $0.001/share              8%
100 Country Meadow Drive
Marietta, OH 45750

Scott W. Elliot               300,000 @ $0.001/share              6%
Masonic Park Road, Box 274C
Marietta, OH 45750

Alan H. Ninneman              500,000 @ $0.001/share             10%
17 Barberry Court
Corrales, NM 87048

John W. Ringo                 300,000 @ $0.001/share              6%
241 Lamplighter Lane
Marietta, GA 30067

Total ownership by our      2,455,000                            49%
officers and directors      ---------                            ---
(four individuals)

Footnotes
1 Shares received through Research Econometrics Partnership in return for assignment of research data and a provisional patent
(see page 17, Recent Sale of Unregistered Securities).


B.   Persons Sharing Ownership of Control of Shares

  No person other than Donald F. Evans, David D. Downing, Scott
W. Elliot, Alan H. Ninneman, and John Ringo owns or shares the power to vote 5% or more of our securities.


/11/


Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

       Name        Age              Position                    Appointed
------------------ ---  --------------------------------      -------------

 Donald F. Evans    67  President & Chairman of the Board      May 19, 2000

  John W. Ringo     56    Secretary, Corporate Counsel &       May 19, 2000
                                    Director

 Alan H. Ninneman   58  Senior Vice President & Director       May 19, 2000

 David D. Downing   52           Treasurer & CFO               May 19, 2000

B.   Work Experience

  Donald F. Evans, President, Chairman of the Board - Mr. Evans graduated from the University of North Carolina, Chapel Hill, NC with a BS Degree in Economics. Prior to founding the Company, he was a Senior Partner in Research Econometrics, LLP, a Firm engaged in product development and venture capital investments. From 1970 to the present, Mr. Evans participated in the origination of several successful ventures including American Refuse Systems, now Browning-Ferris Industries; Cardio-Pulmonary Instruments, now G. D. Searle Division of Monsanto; and Healthcare Econometrics, now a subsidiary of Medtronic, Inc.

  John W. Ringo, Secretary, Corporate Counsel & Director - Mr. Ringo graduated from the University of Kentucky. Lexington. KY with a BA Degree in Journalism Subsequently, he received a Juris Doctor Degree from the University of Kentucky College of Law. Since 1990, he has been engaged in private practice in Marietta, GA specializing in corporate and securities law. He is a former Staff Attorney with the U. S. Securities and Exchange Commission, a member of the Bar of the Supreme Court of the United States, the Kentucky Bar Association and the Georgia Bar Association.

  Alan H. Ninneman, Senior Vice President & Director - Mr. Ninneman attended Elgin Community College, Elgin, IL and subsequently majored in business administration at Southern Illinois University, Carbondale, IL. He became a Senior Business Analyst at Apple Computer specializing in financial software and manufacturing software. Prior to joining City Software, Inc. in 1992, he served as a Senior Support Analyst for Tandem Computer in Cupertino, CA. He was formerly President of CSI that designs implements and administers software products for states, counties and cities to track financial and demographic information required by Federal Agencies. Mr. Ninneman is responsible for the Company's operations systems.

  David D. Downing, Treasurer & CFO - Mr. Downing graduated from Grove City College, Grove City, PA with a BA Degree in
Accounting. He was formerly an internal auditor for Dravo Corporation (NYSE) including duties in finance, preparation of 10-Qs and 10-Ks for SEC filings, global money management for operations in Japan, China and Mexico. He was formerly CFO and Director of Marietta Industrial Enterprises, Marietta, OH and is a Director of Agri-Cycle Products, Inc., Columbus, OH and
Director of American Business Parks, Inc., Marietta, OH.


/12/


Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We have employment agreements with Messrs. Evans, Ringo and Ninneman listed below. No officer or director has received any compensation as of yet until such time as we begin generating revenues. However, the following table sets forth the annual compensation due our executives that has accrued based on the inability of the Company to meet the obligation.

                            Capacities in which               Annual
       Name              Remuneration was Recorded         Compensation1,2,3
 ----------------    ---------------------------------     ------------

 Donald F. Evans    President & Chairman of the Board        $98,000

  John W. Ringo     Secretary, Corporate Counsel &           $66,000
                                Director

 Alan H. Ninneman   Senior Vice President & Director         $78,000

 David D. Downing            Treasurer & CFO                      $0

Footnotes to Executive Compensation:

1. No officer has been paid a salary since our inception as a capital conservation measure designed to invest all available funds into the development of our products. Annual compensation began accruing as of July 2000.
2. Managements' salaries will be based upon the performance of the Company. Managements' performance bonuses will be decided by a disinterested majority of the Board of Directors of the Company. In addition, managements' base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company.
3. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from May 17, 2000 (inception) to September 30, 2001, for services provided as a director.

Stock Option Plan

  The Company has created an Employee Stock Option Plan for incentive/retention of current key employees and as an inducement to employment of new employees. The plan, which sets aside 600,000 shares of common stock for purchase by employees, was made effective in the second quarter by the Board of Directors. Cyberlux will not issue options or warrants to any employee or affiliate with an exercise price of less than 85% of the fair market value of the Common Stock on the date of the grant.

  On May 31, 2001, Cyberlux issued stock options to purchase
350,000 shares of the 600,000 shares authorized by the Board of Directors to the following individuals, in the following amounts:


/13/


         Individual        Corporate Position       Number of Shares
         ----------        ------------------       ----------------

      Donald F. Evans      President and CEO             100,000

       John W. Ringo         Secretary and               100,000
                           Corporate Counsel

     Alan H. Ninneman    Senior Vice President           100,000

     David D. Downing      Treasurer and CFO              50,000


  The exercise price is 85% of the fair market price per share.
The options expire on the tenth anniversary of the Stock Option
Agreement (all dated May 31, 2001).

Item 7.    Certain Relationships and Related Transactions

  The Company entered into a sub-lease agreement with Research Econometrics, LLP, which provides the Company the ability to continue the research and development efforts of the Electrochemical Portable Power Plant and Lighting System. The agreement is on a month-to-month basis. Total rental expense for the nine months ending September 30, 2001 was $10,606, and for the period ending December 31, 2000 was $10,606.

  The Company's officers and directors loaned $129,502 to the Company. The notes bear interest at 10% and are June 30, 2002.

Item 8.     Description of Securities

  The authorized capital stock of our Company consists of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, which is included as an exhibit to this document and by the provisions of applicable law.

Common Stock

  The Company currently has 5,014,748 shares of common stock issued and outstanding. As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  4. You are entitled to one vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
5.   Your shares are fully paid and non-assessable.

  Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     The preferred equity securities authorized to be issued under the Articles is comprised of 5,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors


/14/


of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Cyberlux Corporation.
Section 78.438 of the Nevada law prohibits us from merging with or selling Cyberlux Corporation or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Cyberlux Corporation shares, unless the transaction is approved by Cyberlux Corporation 's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Cyberlux Corporation.



         [Balance of this page intentionally left blank]


/15/


                             Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

A.    Market Information

  There is no current market for our common equity. Additionally, our common equity is subject to outstanding options (see Stock Option Plan page 13) and shares of our common equity have been sold pursuant to Rule 144 of the Securities Act (see Item 4. Recent Sale of Unregistered Securities page 17), which could have a material effect on the on the market price of our common equity.

  There are currently 762,966 shares of our common stock which are freely tradable and which are held of record by approximately 46 people. The remaining 4,251,782 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

  In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

  As of September 30, 2001, we had approximately 106 stockholders of record.

D.    Reports to Shareholders

  We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Cyberlux Corporation, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.     Transfer Agent and Registrar

  The Transfer Agent for our shares of common stock is Pacific
Stock Transfer Company, 500 East Warm Springs Road, Suite 240,
Las Vegas, Nevada 898119. The telephone number is (702) 361-3033.


/16/


Item 2.     Legal Proceedings

  Cyberlux has filed a complaint against Light Technology, Inc., Ervin J. Rachwal, and others (Defendants) alleging, among other things, that Defendants breached a contract entered into on July 12, 2000, that gave the Company the option to purchase all of the assets of Light Technology for $100,000. The contract also stipulated, as part of the $100,000, which the Defendants were to develop an emergency storm light to be completed on or before September 30, 2000. Additionally, the agreement was contingent upon a satisfactory employment agreement with Defendant Rachwal and the issuance of the Company's securities in amounts and classes consistent with an independent valuation of the transaction by an accredited expert acceptable to the Defendants and the Company. The defendants never produced the emergency storm light and were never able to place an ascertainable value on the assets to be acquired.

  On April 18, 2001, Cyberlux filed a civil complaint alleging breach of contract, fraud, misappropriation of trade secrets and sought injunctive action against the defendants to prevent them from misappropriating trade secrets as well as to recover monetary damages.

  On May 11, 2001, the Court granted a temporary injunction against the Defendants. On June 5, 2001, the Defendants filed a counterclaim against the Company ostensibly alleging similar claims against the Company.

  The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the Defendants and prosecute the Company's claims and actions against the Defendants. This litigation is still in the discovery stage and the ultimate outcome cannot presently be determined.

Court: Circuit Court of the Twelfth Judicial District In and For Sarasota County, Florida.

Case Name:   Cyberlux Corporation, Plaintiff v. Ervin J.
             Rachwal, Light Technology, Inc., Safe-Light Industries,
             LLC a/k/a JFER Innovations Group, LLC, James Meyer and
             John Fleming.

Case Number: 2001 CA 005309 NC Div. C.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On May 17, 2000, we were incorporated under the laws of the State of Nevada as Cyberlux Corporation. We are authorized to issue 20,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

  On May 19, 2000, we issued 3,265,000 shares of our common stock with par value of $0.001 per share to nine founding individuals, which were fully paid and non-assessable. All shares issued by the Company were issued in accordance with
Section 4(2) of the Securities Act of 1933. Subsequently, one of those founding shareholders, Research Econometrics, distributed on a pro-rata basis its 750,000 shares to its ten shareholders, one of whom was already a founding shareholder of Cyberlux Corporation.


/17/


  On June 23, 2000 we completed a private placement of shares of common stock pursuant to Regulation D, Rule 505 of the Securities Act of 1933, as amended, whereby we sold 288,000 shares of common stock to approximately 8 unaffiliated shareholders of record, none of whom were or are officers or directors of the Company.

  On November 30, 2000, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada and the State of Arkansas. This offering was conducted on a best efforts basis and was not underwritten. We sold 762,966 shares of common stock, par value, at a price of $0.15 per share to 51 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $96,026 in cash and $18,419 in services rendered. Listed below are the requirements set forth under Regulation D, Rule 504 and the facts, which support the availability of Rule 504 to this offering:

  Exemption

  Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

  1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
  2. An investment company; or
  3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

  At the time of the offering, we were not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Further, we have never been considered to be an investment company. In addition, we have continuously pursued our specific business plan of developing and manufacturing miscellaneous chemical products.

  Conditions to be met

  General Conditions - To qualify for exemption under this Rule
504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

  1. In one or more states that provide for the registration of the securities that require the filing and delivery to investors of a prospectus before sale, and are made in accordance with those state provisions;
  2. In one or more states that have no provision for the registration of the securities or the filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers; or
  3. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

  On August 21, 2000, we were issued a notice of effectiveness by the State of Nevada, in response to our application for registration by qualification in that state. The application for


/18/


registration by qualification was filed in accordance with the provisions of NRS 90.490, which requires the public filing and delivery to investors of a disclosure document before sale.

  On October 31, 2000, we were issued a notice of effectiveness by the State of Arkansas, in response to our application for registration by qualification in that state. The application for registration by qualification was filed pursuant to Arkansas Code Ann. Section 23-42-503(b) and Rule 503.01(B)(1) of the Rules of the Commissioner, which requires the public filing and delivery to investors of a disclosure document before sale. This offering was conducted exclusively in the states of Nevada and Arkansas.

  Proceeds of the Offering - The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act. The aggregate offering price was $345,000, of which $114,445 was sold.

  On January 31, 2001, we completed a private placement of shares of preferred stock pursuant to Regulation D, Rule 505 of the Securities Act of 1933, as amended, whereby we sold 698,782 shares of preferred stock to 34 unaffiliated shareholders of record, none of whom were or are our officers or directors. On or about June 1, 2001 the 698,782 shares of preferred stock were converted on a one-for-one basis to common stock.

  As of September 30, 2001, we have 5,014,748 shares of common stock issued and outstanding, which are held by approximately 106 stockholders of record.

Item 5.     Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.



         [Balance of this page intentionally left blank]


/19/


                            Part F/S

Item 1.     Financial Statements

The following documents are filed as part of this report:

                                                            Page

     Report of Independent Certified Public Accountants      21

     Balance Sheet                                           22

     Statement of Operations                                 23

     Statement of Stockholders' Equity                       24

     Statement of Cash Flows                                 25

     Notes to Financial Statements                           26


/20/


G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.257.1984
                                                 702.362.0540 fax

                  INDEPENDENT AUDITOR'S REPORT


November 28, 2001

Board of Directors
Cyberlux Corporation
Las Vegas, NV

I have audited the Balance Sheet of Cyberlux Corporation (a Development Stage Company), as of September 30, 2001 and December 31, 2000, and the related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows for the period May 17, 2000 (Date of Inception) to September 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyberlux Corporation, (A Development Stage Company), as of September 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the period from May 17, 2000 (Date of Inception) to September 30, 2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 11 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead

G. Brad Beckstead, CPA


/21/


                           Cyberlux Corporation
                       (a Development Stage Company)
                               Balance Sheet

                                                September 30,  December 31,
Assets                                              2001           2000
                                                ------------   ------------
Current assets:
  Cash                                          $      1,835   $     21,697
  Prepaid consulting fees                              2,500          2,500
                                                ------------   ------------
    Total current assets                               4,335         24,197
                                                ------------   ------------

Fixed assets, net                                      2,527          3,538

Other assets:
  Deposit                                              6,819          1,819
  Provisional patent (net)                           186,278        191,220
                                                ------------   ------------
                                                     193,097        193,039
                                                ------------   ------------
Total assets                                    $    199,959   $    220,774
                                                ============   ============

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Accrued interest                              $      1,267   $      1,267
  Notes payable                                      351,927         85,000
                                                ------------   ------------
    Total current liabilities                        353,194         86,267
                                                ------------   ------------

Convertible debentures                                55,500        117,455
                                                ------------   ------------

                                                     408,694        203,722
                                                ------------   ------------

Stockholders' Equity (Deficit):
  Preferred stock, $0.001 par value, 5,000,000
   shares authorized, no shares issued and
   outstanding                                             -              -
  Common stock, $0.001 par value; 20,000,000
   shares authorized, 5,014,748 and 4,315,966
   shares issued and outstanding as of 9/30/01
   and 12/31/00, respectively                          5,015          4,216
  Additional paid-in capital                         375,423        276,782
  (Deficit) accumulated during development stage    (589,173)      (263,946)
                                                ------------   ------------
                                                    (208,735)        17,052
                                                ------------   ------------

                                                $    199,959   $    220,774
                                                ============   ============



 The accompanying Notes are an integral part of these financial statements.


/22/


                            Cyberlux Corporation
                        (a Development Stage Company)
                           Statement of Operations
                For the nine months ended September 30, 2001,
          the period May 17, 2000 (Inception) to December 31, 2000,
      and for the period May 17, 2000 (Inception) to September 30, 2001



                               Nine-months     May 17, 2000     May 17, 2000
                                  ended       (inception) to   (inception) to
                              September 30,     December 31,    September 30,
                                   2001            2000              2001
                              -------------   --------------   --------------

Revenue                       $           -   $            -   $            -
                              -------------   --------------   --------------

Expenses:
 Marketing and advertising
  expense                            74,535           44,013          118,548
 Depreciation and amortization
  expense                            10,953            3,300           14,253
 Organizational costs                     -           25,473           25,473
 Research and development costs      42,000            8,555           50,555
 Professional and consulting -
  related party                     141,336          111,660          252,996
 General and administrative
  expenses                           58,926           65,526          124,452
                              -------------   --------------   --------------
    Total expenses                  327,750          258,527          586,277
                              -------------   --------------   --------------

(Loss) from operations             (327,750)        (258,527)        (586,277)

Other income (expense):
 Interest (expense)                    (492)          (2,444)          (2,936)
 Interest income                          -               40               40
                              -------------   --------------   --------------
Net (loss)                    $    (328,242)  $     (260,931)  $     (589,173)
                              =============   ==============   ==============

Weighted average number of
 common shares outstanding        5,014,748        3,825,000        5,014,748
                              =============   ==============   ==============

Net loss per share            $       (0.07)  $        (0.07)  $        (0.12)
                              =============   ==============   ==============



 The accompanying Notes are an integral part of these financial statements.


/23/


                              Cyberlux Corporation
                          (a Development Stage Company)
                  Statement of Changes in Stockholders' Equity
                                 For the Period
             May 17, 2000 (Date of Inception) to September 30, 2001



                                                    (Deficit)
                                                   Accumulated
                         Common Stock   Additional    During        Total
                        ---------------   Paid-in   Development  Stockholders'
                        Shares   Amount   Capital      Stage        Equity
                       -------- -------- --------- ------------  ------------

Shares issued to
 founders for cash    1,640,000 $  1,640 $     560 $             $      2,200

Shares issued for
 provisional patent   1,625,000    1,625   103,713                    105,338

Shares issued for
 conversion of debt     288,000      288    39,712                     40,000

Donated capital                             16,000                     16,000

Shares issued for cash
 pursuant to Rule 504
 offering               640,171      640    95,386                     96,026

Shares issued for
 consulting services    122,795      123    18,296                     18,419

Net (loss) May 17,
 2000 (inception) to
 December 31, 2000                                     (260,931)     (260,931)
                       -------- -------- --------- ------------  ------------

Balance,
 December 31, 2000    4,315,966    4,316   273,667     (260,931)       17,052

Shares issued for
 conversion of debt     698,782      699   101,756                    102,455

Net (loss)
 Nine months ending
 September 30, 2001                                    (328,242)     (328,242)
                       -------- -------- --------- ------------  ------------

Balance,
 September 30, 2001   5,014,748 $  5,015 $ 375,423 $   (589,173) $   (208,735)
                       ======== ======== ========= ============  ============



 The accompanying Notes are an integral part of these financial statements.


/24/


                             Cyberlux Corporation
                         (a Development Stage Company)
                            Statement of Cash Flows
                 For the nine months ended September 30, 2001,
         the period May 17, 2000 (Inception) to December 31, 2000, and for the period May 17, 2000 (Inception) to September 30, 2001



                               Nine-months     May 17, 2000     May 17, 2000
                                  ended       (inception) to   (inception) to
                              September 30,     December 31,    September 30,
                                   2001            2000              2001
                              -------------   --------------   --------------

Cash flows from operating
activities
Net (loss)                    $    (328,242)  $     (260,931)  $     (589,173)

 Depreciation and amortization
  expense                            10,953            3,300           14,253
 Shares issued for consulting
  services                                -           18,419           18,419
Adjustments to reconcile net
  (loss) to cash (used) by
  operating activities:
 (Increase) in prepaid
  consulting fee                          -           (2,500)          (2,500)
 (Increase) in deposit               (5,000)          (1,819)          (6,819)
 Increase in accrued interest             -            1,267            1,267
                              -------------   --------------   --------------
Net cash (used) by operating
  activities                       (322,289)        (242,264)        (564,553)
                              -------------   --------------   --------------

Cash flows from investing
activities
 Purchase of fixed assets                 -           (4,205)          (4,205)
 Provisional patent costs            (5,000)          (8,500)         (13,500)
 Notes payable                      307,427           85,000          392,427
                              -------------   --------------   --------------
Net cash provided by
  investing activities              302,427           72,295          374,722
                              -------------   --------------   --------------

Cash flows from financing
activities
 Convertible debentures                   -          117,440          117,440
 Issuance of common stock                 -           74,226           74,226
                              -------------   --------------   --------------
Net cash provided by
  financing activities                    -          191,666          191,666
                              -------------   --------------   --------------

Net increase in cash                (19,862)          21,697            1,835
Cash - beginning                     21,697                -                -
                              -------------   --------------   --------------
Cash - ending                 $       1,835   $       21,697   $        1,835
                              =============   ==============   ==============

Supplemental disclosures:
 Interest paid                $           -   $        1,202   $        1,202
                              =============   ==============   ==============
 Income taxes paid            $           -   $            -   $            -
                              =============   ==============   ==============
 Non-cash investing and
  financing activities:
   Purchase of patent through
    issuance of common stock  $           -   $      180,096   $      180,096
                              =============   ==============   ==============



 The accompanying Notes are an integral part of these financial statements.


/25/


                      Cyberlux Corporation
                  (A Development Stage Company)
                              Notes

Note 1 - History and organization of the company

The Company was organized on May 17, 2000 (Date of Inception) under the laws of the State of Nevada, as Cyberlux Corporation.
The  Company has limited operations, and in accordance with  SFAS
#7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Accounting method
 The Company reports income and expenses on the accrual method.

Estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
 The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2001 and December 31, 2000.

Intangible assets
 The intangible asset "Provisional Patent" is being amortized using the straight-line method over 20 years.

Reporting on the costs of start-up activities
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

Dividends
 The Company has not yet adopted any policy regarding payment  of
 dividends.   No  dividends  have been  paid  or  declared  since
 inception.

Fixed assets
 The cost of future fixed assets, if any, will be depreciated over the estimated useful life of the fixed assets utilizing the straight-line method of depreciation with estimated useful lives consistent with the classes of fixed assets being depreciated.

Year end
 The Company has adopted December 31 as its fiscal year end.


/26/


                      Cyberlux Corporation
                  (A Development Stage Company)
                              Notes

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended December 31, 2000 due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations.

Note 4 - Intangible Assets

The Company purchased a provisional patent and all future amendments to the provisional patent (e.g. a comprehensive 20-year patent) from the Company's president. Included in the total amount capitalized of $85,344, $48,759 represents the cost incurred by Research Econometrics, LLP. to develop the technology used in the Electrochemical Portable Power Plant and Lighting
System. The Company's president is a partner in Research Econometrics, LLP. The remaining $36,585 represents the value of the time the Company's president spent in developing the technology and in applying for the provisional patent. In consideration for the intangible asset, the Company issued 875,000 shares of its $0.001 par value common stock to its president and 750,000 shares of its $0.001 par value common stock to Research Econometrics, LLP.

Note 5 - Notes Payable

The Company received cash in exchange for promissory notes totaling $351,927 as of September 30, 2001. The unsecured notes bear an interest rate of 10.0% and the principal and interest are due on July 31, 2001. Stock warrants were issued in connection with some of the promissory notes (see Note 7).

Note 6 - Stockholders' equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

The Company issued 1,640,000 shares of its $0.001 par value common stock in exchange for cash of $2,200.

The  Company  issued  1,625,000 shares of its  $0.001  par  value common  stock  in exchange for an intangible asset (see  Note  4)
valued at $85,344 and for organizational costs paid for by Research Econometrics, LLP in the amount of $19,994.

The Company issued 288,000 shares of its $0.001 par value common stock in exchange for convertible debentures in the amount of $40,000.

The Company received additional paid in capital in the amount of $16,000.

The Company issued 640,171 shares of its $0.001 par value common stock for total cash of $96,026 pursuant to a Regulation D, Rule
504 of the Securities and Exchange Commission Act of 1933, offering.

The Company issued 122,795 shares of its $0.001 par value common stock for consulting services valued at $18,419.

The Company issued 698,782 shares of its $0.001 par value common stock in exchange for convertible debentures in the amount of $102,455.

There have been no other issuances of common or preferred stock.


/27/


                      Cyberlux Corporation
                  (A Development Stage Company)
                              Notes

Note 7 - Warrants and options

The Company issued 19,612 warrants to note holders convertible on a 1-for-1 basis to the Company's $0.001 par value common stock.

Note 8 - Related party transactions

The Company entered into a sub-lease agreement with Research Econometrics, LLP, which provides the Company the ability to continue the research and development efforts of the
Electrochemical Portable Power Plant and Lighting System. The agreement is on a month-to-month basis. Total rental expense for the nine months ending September 30, 2001 was $10,606, and for the period ending December 31, 2000 was $10,606.

The Company's officers and directors loaned $129,502 to the Company. The notes bear interest at 10% and are June 30, 2002.

Note 9 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is the intent of the Company to seek to raise additional capital via a private placement offering filed in accordance with Regulation D, Rule 504 of the Securities Act of 1933 in Nevada and Arkansas.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


/28/


                                  Part III

Item 1.     Index to Exhibits

 Exhibit  Name and/or Identification of Exhibit
 Number   -------------------------------------
 ------

    3     Articles of Incorporation & By-Laws
            a. Articles of Incorporation of the Company filed May 17, 2000
            b.  By-Laws of the Company adopted May 19, 2000

   10     Material Contracts
            a.  SCCS Proprietary Product Manufacturing Agreement
            b.  Donald F. Evans Employment Agreement
            c.  Alan H. Ninneman Employment Agreement
            d.  John W. Ringo Employment Agreement

   23     Consent of Experts and Counsel
            Consent of independent public accountant


/29/


                           SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                      Cyberlux Corporation
----------------------------------------------------------------
                          (Registrant)




Date:  12/14/01
      ----------

By:   /s/ Donald F. Evans
      ---------------------------------
      Donald Evans, President & Chairman of the Board



Date:  12/14/01
      ----------

By:   /s/ John W. Ringo
      ---------------------------------
      John W. Ringo, Secretary, Corporate Counsel & Director



Date:  12/14/01
      ----------

By:   /s/ Al Ninneman
      ---------------------------------
      Alan H. Ninneman, Senior Vice President & Director



Date:  12/14/01
      ----------

By:   /s/ David D. Downing
      ---------------------------------
      David D. Downing, Treasurer & CFO


/30/